VIA EDGAR CORRESPONDENCE

August 17, 2018

Division of Corporation Finance

Office of Telecommunications

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Digitaltown, Inc. Registration Statement on Form S-1 Filed June 20, 2018 File No. 333-225432

To Whom it May Concern:

This letter is in response to your letter dated August 14, 2018, with regard to the Form S-1/A filing of DigitalTown, Inc., a Minnesota corporation (“DGTW” or the "Company") filed on July 20, 2018. Responses to each comment are below.

General

1. A Section has been added to the Prospectus Summary regarding digital currency. The Company receives digital currency as part of a past investment agreement, and typically liquidates the currency to pay operating expenses. It currently has approximately $60,000 in such currency, but expects that the currency may be liquidated by the time the Prospectus goes effective.

2. The Company has elected to terminate CityShares, and that program will no longer be offered to users of the platform. All references to CityShares have or will be eliminated. CityTokens are being renamed as Community Points. They are akin to reward points, except that DigitalTown does not control the Community Points, receives no compensation and does not set any value. Any value will determined by users of the DigitalTown platform for the particular city.

The DigitalTown SmartWallet holds the Community Points for platform users. It also facilitates the transfer of fiat and digital currencies similar to the transfer of funds through a cellular network. DigitalTown has no control over monies or other currencies that are transmitted between users of the platform. DigitalTown receives no benefit for platform users being able to transfer Community Points, except to the extent the platform is more attractive to potential users. The Company does receive commissions from merchants for transactions effectuated through the platform and a transfer fee for any payment made to a business using the SmartWallet. For clarity, we have included a Risk Factor describing the risks for users of the platform in trading in digital currencies through their SmartWallets.

Thank you in advance for your courtesies.

Sincerely,

/s/ Rob Monster

Rob Monster, CEO